

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted February 18, 2022**
> **CIK No. 0001897532**

Dear Ms. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted February 18, 2022

Cover Page

1. Please disclose prominently on the cover page that you are not a Chinese operating company. Also, disclose that investors may never hold equity interests in the Chinese operating company. In addition, disclose that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

2.   We note the risks highlighted on the prospectus cover page and the risks mentioned in the six bullet points in the Risks Related to Doing Business in China section on pages 4-5 of this amendment. Please note that your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. In this regard, we note that prior amendment included thirteen bullet points in the Risks Related to Doing Business in China section.

Summary of Risk Factors, page 5

3.   We note your response to prior comment 4. Please expand this section to highlight, if applicable, that the Hong Kong legal system embodies uncertainties which could limit the legal protections available to you.

        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing

cc: Virginia Tam